FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940

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1.  Name and Address of Reporting Person
         Robinson III              James                         D.
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       (Last)                      (First)                    (Middle)

      c/o ScreamingMedia Inc., 601 West 26th St., 13th Floor
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                                  (Street)
      New York                       NY                         10001
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       (City)                      (State)                      (Zip)

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2.  Issuer Name and Ticker or Trading Symbol
        ScreamingMedia Inc.                 SCRM

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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
     January, 2001

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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ( X) Director
    (  ) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    ( X) Form filed by One Reporting Person
    (  ) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED

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1.  Title of Security (Instr. 3)
i.       common stock
ii.      common stock
iii.     common stock
iv.      common stock

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2.  Transaction Date (Month/Day/Year)
i.       1/25/01
ii.      1/25/01
iii.     1/25/01
iv.      1/25/01

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3.  Transaction Code (Instr. 8)
i.       G (voluntarily early)
ii.      G (voluntarily early)
iii.     G (voluntarily early)
iv.      G (voluntarily early)

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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5), Price
i.       D - 15,000
ii.      A - 5,000
iii.     A - 5,000
iv.      A - 5,000

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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
i.       2,256,250
ii.      37,363
iii.     38,730
iv.      5,000

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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
i.       D
ii.      I
iii.     I
iv.      I

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7.  Nature of Indirect Beneficial Ownership (Instr. 4)
    ii.  see fn. 1
    iii. see fn. 2
    iv.  see fn. 3

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

  Fn.1- securities owned by Mr. Robinson's daughter and to which Mr. Robinson expressly disclaims beneficial ownership.
  Fn.2- securities owned by Mr. Robinson's son and to which Mr. Robinson expressly disclaims beneficial ownership.
  Fn.3- securities owned by Mr. Robinson's son to whick Mr. Robinson expressly disclaims beneficial ownership.


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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)

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2.  Conversion or Exercise Price of Derivative Security

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3.  Transaction Date (Month/Day/Year)

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4.  Transaction Code (Instr. 8)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:





         /s/ James D. Robinson III                       2/9/01
   -------------------------------------           ----------------
   **  SIGNATURE OF REPORTING PERSON                     DATE


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   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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